(212) 318-6095

thomaspeeney@paulhastings.com

April 5, 2024

VIA EDGAR

Ms. Eileen M. Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:           Brookfield Real Assets Income Fund Inc.

File Nos. 333-276463; 811-23157

Dear Ms. Smiley:

On behalf of Brookfield Real Assets Income Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “SEC”) the first pre-effective amendment to the draft registration statement on Form N-2 (the “Registration Statement”) (Accession No. 0001104659-24-003017) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The Registration Statement includes revisions in response to the Staff’s oral comments to the undersigned received on February 7, 2024 relating to the Registration Statement.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

LEGAL COMMENTS

Comment 1: Where appropriate, please fill in and complete all blank/bracketed fields prior to effectiveness of the Registration Statement.

Response: The Fund respectfully acknowledges the Staff’s comment and confirms that, where appropriate, all blank/bracketed fields have been filled in and completed.

Comment 2: Please confirm that the Fund’s Bylaws have not been amended since the last amendment made in October 2020.

Response: The Fund recently amended and restated its Bylaws (the “A&R Bylaws”), effective April 1, 2024. The Fund has included the A&R Bylaws in Part C of the Registration Statement as Exhibit (b)(3).

Brookfield Real Assets Income Fund Inc.

April 5, 2024

Comment 3: On page 22 of the Fund’s Prospectus, the Fund incorporates by reference the Fund’s annual report on Form N-CSR for the fiscal period ended December 31, 2023. Does the Fund anticipate delaying effectiveness of this Prospectus until after the annual report for the fiscal period ended December 31, 2023, is filed with the SEC in March? If not, pursuant to Instruction F.3.a on Form N-2, please specifically incorporate by reference the last annual report filed with the SEC.

Response: The Fund respectfully notes that the Fund’s annual report on Form N-CSR for the fiscal period ended December 31, 2023 was filed with the SEC on March 8, 2024. Accordingly, the Registration Statement has been revised to reflect that such report, which is the last annual report filed with the SEC, is incorporated by reference into the Prospectus and the SAI.

Comment 4: In Part C of the Registration Statement, Item 25, the Fund incorporates by reference the Fund’s annual report on Form N-CSR for the fiscal period ended December 31, 2023. As noted in Comment 3, unless the Fund anticipates delaying effectiveness of the Registration Statement, please specifically incorporate by reference the last annual report filed with the SEC for the Fund.

Response: Please see response to comment 3 above.

Comment 5: Please confirm that the legality opinion will be filed as an exhibit or include an undertaking that the legality opinion will be filed with each takedown off of the shelf. In addition, please confirm that the legality opinion will be consistent with Staff Legal Bulletin 19.

Response: The Fund confirms that the legality opinion is included in Part C of the Registration Statement as Exhibit (l)(ii), and is consistent with Staff Legal Bulletin 19.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney
for Paul Hastings LLP

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